Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1             Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”)
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Item 2             Date of Material Change

February 25, 2010

Item 3             Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on February 25, 2010.

Item 4             Summary of Material Change

On February 25, 2010, Hydrogenics announced that Alpha Capital Anstalt (“Alpha”) filed suit against Hydrogenics, Daryl Wilson, President and Chief Executive Officer of Hydrogenics, and Lawrence Davis, Chief Financial Officer of Hydrogenics, on February 23, 2010 in the Supreme Court of the State of New York (County of New York) regarding the Company’s proposed share consolidation, which was announced on February 8, 2010.

Item 5             Full Description of Material Change

On February 25, 2010, Hydrogenics announced that Alpha filed suit against Hydrogenics, Daryl Wilson, President and Chief Executive Officer of Hydrogenics, and Lawrence Davis, Chief Financial Officer of Hydrogenics, on February 23, 2010 in the Supreme Court of the State of New York (County of New York) regarding the Company’s proposed share consolidation, which was announced on February 8, 2010.

Hydrogenics issued common shares and warrants to Alpha and another institutional investor in a registered direct offering (the “Offering”) completed on January 14, 2010. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between Hydrogenics, Alpha and the other institutional investor. Under the terms of the Offering, Alpha and the other institutional investor each paid US$2,500,000 for 6,250,000 common shares, 2,991,943 series A warrants and 3,258,057 series B warrants of the Company.

In its complaint, Alpha alleges that the Company’s proposed share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims.  Alpha is seeking damages of at least US$2,000,000 plus interest, costs and fees with respect to the alleged put right and damages of at least US$1,375,000 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. Hydrogenics believes that the claims are without merit and Hydrogenics will take such action as is advised to protect the Company’s interests.

Hydrogenics has also received a letter from the other institutional investor making similar allegations but no suit has been filed.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Telephone:	(905) 361-3633
Fax:	(905) 361-3626

Item 9             Date of Report

March 2, 2010